1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684·6365
Fax 604 684·8092
Toll Free 1 800 667·2114
www.continentalminerals.com

CONTINENTAL ADVISORY

September 15, 2010, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) advises that its management is in advanced discussions with a third party regarding the potential sale of the Company. While the Company anticipates a resolution to these discussions in the very near future, there can be no assurances given at this time of the outcome of the discussions.

For additional details on Continental, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

David J. Copeland
President & CEO

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the
TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.